SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ROCKFORD CORPORATION (Name of Issuer)

Shares of Common Stock, par value $0.001 per share (Title of Class of Securities)

77316P101 (CUSIP Number)

August 29, 2000 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             Rule 13d-1(b)
             Rule 13d-1(c)
             Rule 13d-1(d)

__________________________________________________________________________

CUSIP No. 77316P101	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WS Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 500,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12		TYPE OF REPORTING PERSON* IA

          *SEE INSTRUCTIONS BEFORE FILLING OUT

__________________________________________________________________________

CUSIP No. 77316P101	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Reid S. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 500,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

__________________________________________________________________________

CUSIP No. 77316P101	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Stacy Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 500,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

__________________________________________________________________________

SCHEDULE 13G

          This Schedule 13G (the "Schedule 13G") is being filed on behalf of WS Capital, L.L.C., a Texas limited liability company ("WS Capital"), and Mr. Reid S. Walker and Mr. G. Stacy Smith, the principals of WS Capital, relating to shares of common stock of Rockford Corporation (the "Issuer").

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by WS Capital for the account of (i) Walker Smith Capital, L.P. ("Walker Smith Capital"), of which WS Capital is the general partner of WS Capital Management, L.P., which is the general partner of Walker Smith Capital, and (ii) Walker Smith International, Ltd. ("Walker Smith International"), of which WS Capital is the general partner of WS Capital Management, L.P., which is the investment manager of Walker Smith International.

Item 1(a)	Name of Issuer.
Rockford Corporation
Item 1(b)	Address of Issuer's Principal Executive Offices.
546 South Rockford Drive Tempe, Arizona 85281
Item 2(a)	Name of Person Filing.
WS Capital, L.L.C. ("WS Capital"), Reid S. Walker and G. Stacy Smith
Item 2(b)	Address of Principal Business Office, or, if none, Residence.
300 Crescent Court, Suite 880 Dallas, Texas 75201
Item 2(c)	Citizenship or Place of Organization.
WS Capital is a limited liability company organized under the laws of the State of Texas. Reid S. Walker and G. Stacy Smith are the principals of WS Capital and are United States citizens.
Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.001 per share (the "Common Stock").
Item 2(3)	CUSIP Number.
77316P101
Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box.
Item 4	Ownership.
(a)

WS Capital and Messrs. Walker and Smith are the beneficial owners of 500,000 shares of Common Stock. The 500,000 shares of Common Stock are held (i) 266,800 shares by Walker Smith Capital, and (ii) 233,200 shares by Walker Smith International.

(b) WS Capital and Messrs. Walker and Smith are the beneficial owners of 6.4% of the outstanding shares of Common Stock.
(c)

WS Capital has the sole power to vote and dispose of the 500,000 shares of Common Stock beneficially owned by it. As the principals of WS Capital, Messrs. Walker and Smith may direct the vote and disposition of the 500,000 shares of Common Stock beneficially owned by WS Capital.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8	Identification and Classification of Members of the Group.
Inapplicable.
Item 9	Notice of Dissolution of Group.
Inapplicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated September 8, 2000 between WS Capital, Reid S. Walker and G. Stacy Smith.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  September 8, 2000

WS CAPITAL, L.L.C.

By: /S/ REID S. WALKER _______________________________ Reid S. Walker Member

/S/ REID S. WALKER __________________________________ Reid S. Walker

/S/ G. STACY SMITH __________________________________ G. Stacy Smith